UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 30, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q12 Results

R$2.3 billion EBITDA and liquidity events contributed to reduce Fibria’s leverage to 3.4x in 2012.

					4Q12 vs		4Q12 vs
Key Figures	Unit	4Q12	3Q12	4Q11	3Q12		4Q11		2012	2011	2012 vs 2011
Pulp Production	000 t	1,370	1,322	1,299	4%		6%		5,299	5,184	2%
Pulp Sales	000 t	1,510	1,268	1,408	19%		7%		5,357	5,141	4%
Paper Production	000 t	—	—	—	—		—		—	93	—
Paper Sales	000 t	—	—	—	—		—		—	100	—

Net Revenues	R$ million	1,853	1,556	1,399	19%		33%		6,174	5,854	5%
Adjusted EBITDA(1) (2)	R$ million	753	573	390	32%		93%		2,253	1,964	15%
EBITDA margin(2)%		41%	37%	28%	4	p.p.	13	p.p.	36%	34%	2	p.p.
Net Financial Result(3)	R$ million	(260)	(393)	(142)	-34%		83%		(1,696)	(1,869)	-9%
Net Income (Loss)	R$ million	48	(212)	(358)	—		—		(698)	(868)	-20%
Earnings (Loss) per Share	R$/share	0.1	(0.4)	(0.8)	—		—		(1.3)	(1.9)	-32%
Cash Earnings (Loss) per Share(4)	R$/share	1.3	1.0	0.9	25%		49%		4.0	4.0	—

Free Cash Flow(5)	R$ million	399	157	-12	154%		—		836	(333)	—

Gross Debt	R$ million	10,768	10,955	11,324	-2%		-5%		10,768	11,324	-5%
Cash(6)	R$ million	3,023	2,398	1,846	26%		64%		3,023	1,846	64%
Net Debt	R$ million	7,745	8,557	9,478	-9%		-18%		7,745	9,478	-18%
Net Debt/EBITDA LTM	x	3.4	4.5	4.8	-1.1		-1.4		3.4	4.8	-1.4
Net Debt/EBITDA LTM (US$)(7)	x	3.3	4.2	4.2	-0.9		-0.9		3.3	4.2	-0.9

(1) Adjusted by non-recurring and non-cash items | (2) 2011 adjusted EBITDA does not include Conpacel’s results of R$ 17 million.

(3) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest.

(4) Cash earnings per share reconciliation on Appendix V | (5) Does not include the sale of assets and the equity acquisition of Ensyn | (6) Includes the hedge fair value | (7) For covenants purposes.

4Q12 and 2012 Highlights

•             Conclusion of the Losango sale: receipt of the first payment in the total amount of R$470 million.

•             Net Debt/EBITDA ratio of 3.4x (Sep/12: 4.5x | Dec/11: 4.8x). For covenants purposes, the indicator in dollars was at 3.3x.

•             Gross debt of R$10,768 million, down 2% on Sep/12 and 5% on Dec/11.

•             Cash balance of R$3,023 million, up 26% and 64% on Sep/12 and Dec/11, respectively, representing 2.6x short term debt.

•             Operating stability allowed record pulp production of 1.4 million tons, up 4% and 6% quarter-on-quarter and year-on-year, respectively. Annual production of 5.3 million tons, increasing 2% over 2011.

•             Record pulp sales of 1.5 million tons, up 19% and 7% quarter-on-quarter and year-on-year, respectively. Annual sales of 5.4 million tons, increasing 4% over 2011.

•             Net revenue reached a record R$1,853 million in the quarter, compared to R$1,556 million in 3Q12 and R$1,399 million in 4Q11.

•             Cash cost of R$446/t, down 9% over 3Q12 but up 1% over 4Q11. In the year, cash cost was R$473/t, stable over 2011’s R$471/t, even with inflation of 5.8% according to the Extended Consumer Price Index (IPCA) and the 17% rise in USD/BRL FX average rate.

•             EBITDA of R$753 million, up 32% and 93% over 3Q12 and 4Q11, respectively. In 2012, EBITDA was R$2,253 million, up 15% over 2011.

•             EBITDA margin of 41%, up 4 p.p. quarter-on-quarter and 13 p.p. year-on-year. In 2012, EBITDA margin was at 36%.

•             EBITDA/t of R$499/t (US$243/t), increasing 10% and 80% quarter-on-quarter and year-on-year, respectively.

•             Net income of R$48 million (3Q12: R$(212) million | 4Q11: R$(358) million). In 2012, loss of R$698 million, 20% lower as compared to 2011.

•             Free cash flow of R$836 million in 2012, compared to negative R$333 million in 2011.

•             2012 CAPEX of R$1,078 million, in line with the guidance while 24% less than in 2011.

•             European pulp list price announced at US$800/t as of January 1, 2013.

•             Fibria was included in the 2013 portfolio of the BM&FBovespa’s Corporate Sustainability Index (ISE).

•             Fibria acquired a stake in Ensyn (biofuel) in the amount of US$20 million.

•             II Fibria Day in New York.

Market Value – Dec 31, 2012:	Conference Calls – Jan 31, 2013:	Investor Relations

R$12.5 billion | US$6.3 billion	Portuguese: 8 A.M. EST | Telephone: +55 (11) 2188-0155	Guilherme Cavalcanti
FIBR3: R$22.57		André Gonçalves
FBR: US$11.37	English: 9 A.M. EST | Telephone: +1 (412) 317-6776	Fernanda Naveiro
Roberto Costa
Outstanding Shares:	Webcast: www.fibria.com.br/ir	Isabela Cerbasi
553,934,646 common shares		ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the fourth quarter of 2012 (4Q12) and the year of 2012 is presented in this document on a consolidated basis and expressed in Brazilian Reais (R$), unaudited and elaborated in accordance with the requirements of Brazilian Corporate Law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all intercompany transactions.

Executive Summary

Fibria’s 2012 results were directly influenced by the Company’s good performance in 4Q12. Highlights included record production and sales volumes, stable cash cost, free cash flow generation and net debt at its lowest since Fibria’s founding. Throughout the year, the world economic scenario was marked by uncertainties that brought challenges to the pulp industry. However, market fundamentals were consistent, with pulp demand from emerging markets driving growth, especially with new tissue paper machines in China that kept inventories balanced. These factors helped the recovery of hardwood pulp prices, which opened the year at US$652/t and closed it at US$776/t (PIX/FOEX BHKP Europe index), up 19%. The dollar’s average appreciation of 17% in 2012 also pushed a greater cash flow due to Fibria’s predominantly export-oriented business.

The Company beat its 2011 production record, reaching 5.3 million tons in 2012, with production increasing 2% in the year. This result was influenced by 4Q12 production, which totaled 1.4 million tons, the largest volume produced in a single quarter since Fibria was founded(1). It should be noted that this performance was derived from increased operating efficiency at practically all production units with the maturity of several initiatives including synergies captured with Fibria’s creation. The increased operating stability, cost control and a lack of maintenance downtime drove cash cost down to R$446/t in 4Q12. In the year, cash cost was stable at R$473/t, compared to R$471/t in 2011, even with inflation of 5.8% according to the Extended Consumer Price Index (IPCA) and the average 17% rise in the dollar on cash cost exposed to this currency. Pulp sales also broke records in 4Q12 and 2012, surpassing production levels in both periods. Fibria sold 1.5 million tons in the quarter for increases of 19% and 7% quarter-on-quarter and year-on-year, respectively, and 5.4 million tons in the year, increasing 4% over 2011. As a result, inventories closed the year down to 46 days.

Adjusted EBITDA rose to R$753 million in 4Q12, up 32% and 93% quarter-on-quarter and year-on-year, respectively. EBITDA margin expanded to 41%. EBITDA per ton reached R$499/t (US$243/t), up 80% over 4Q11. Thus, in 2012, adjusted EBITDA totaled R$2,253 million, increasing 15% over the R$1,964 million posted in 2011.

Solid operating performance offset the negative financial result in 4Q12, both driven by the dollar’s rise against the real. Fibria recorded net income of R$48 million in the quarter, compared to losses of R$212 million and R$358 million 3Q12 and 4Q11, respectively. Foreign exchange impacts from the closing dollar’s 9% appreciation over total dollar-denominated debt (93% of total debt) caused losses of R$698 million in 2012, less than the R$868 million losses in 2011. In large part, this was an accounting effect. Free cash flow totaled R$836 million in the year, chiefly due to the higher EBITDA, initiatives to improve working capital and CAPEX control.

At the close of 2012, gross debt stood at R$10,768 million, 5% lower than in 2011, partially absorbed by the closing dollar’s 9% appreciation in the year. Including the receipt of the first payment from the Losango sale in the amount of R$470 million in 4Q12, Fibria closed the year with a cash position of R$3,023 million, thereby reducing net debt to R$7,745 million or 18% as compared to 2011 — the lowest it has been since Fibria’s founding. In 2012, Fibria generated R$2.9 billion from liquidity events with (i) the sale of non-strategic assets such as lands and forest assets in Bahia and the Losango sale; (ii) an equity offering; and (iii) operating free cash flow generation. These events contributed to the drop in the Net Debt/EBITDA indicator to 3.4x, as compared to 4.8x in 2011, demonstrating Fibria’s efforts to reduce its leverage and achieve investment grade from ratings agencies.

(1)  Excluding Conpacel and Guaíba production in 2009 and 2010.

2012 was also marked by significant advances in Fibria’s strategic planning. With the establishment of the alliance with Ensyn Corporation (Ensyn), Fibria moved forward in its mission to leverage its forestry expertise to develop high value-added alternatives that could complement its global leadership and excellence in pulp production. Ensyn is a U.S. based company that holds the rights of the technology used to produce renewable liquid fuels.

CAPEX 2012 reached R$1,078 million, in line with the target for 2012 and 24% below 2011 investments. For 2013, the Company plans to invest R$1,244 million. The 15% increase over 2012 is explained by the non-recurring effect of greater forest renewal investments at the Aracruz Unit and foreign exchange and inflation impacts. However, Fibria will continue to pursue inflation control targets, in addition to implementing projects to reduce costs and CAPEX through, for example, the Forest of the Future Project and productivity gains expected from long-term sustainability goals (more information on page 18).

In November, Fibria operated its first of 20 ships under the logistics partnership with STX Pan Ocean. The Arborella vessel left Portocel in Aracruz (Espírito Santo State) with a record shipment of 53 thousand tons for the United States. The arrival of this first shipment marks the beginning of Fibria’s partnership with the South Korean company whose main goal is to ensure regular shipments with high quality and ocean freight control.

Pulp Market

Confirming Fibria’s positive view of the pulp industry during 2012, the high volumes shipped to China between the end of 2011 and the beginning of 2012 were mainly related to real additional demand for market pulp triggered by new paper capacities and not an inventory building process. Therefore, the pulp price downtrend observed in the end of the 2Q12 was more associated to the reduced pulp demand during the European summer. As expected, Chinese demand picked up significantly in early September and remained strong throughout 4Q12. As a result, market pulp shipments reached 11.3 million tons in 4Q12, up 3.0% and 4.4% compared to 3Q12 and 4Q11, respectively.

As for the paper market, global demand for Printing and Writing (P&W) papers showed the best results on a year-on-year basis in 4Q12. P&W demand rose marginally in October (+0.3%), its first increase since August of 2011, and remained practically stable in November as the decline registered over the previous months decelerated. Likewise, emerging economies have been also driving demand growth in the tissue market.  World tissue demand is expected to increase 3.2% in 2012, in line with the historical growth trend of 3.3% registered in the 2001-2011 period, according to PPPC (Pulp and Paper Products Council).

Favorable market fundamentals resulted in an average 94% shipment-to-capacity ratio in 4Q12, higher than the 93% and 92% levels seen in 3Q12 and 4Q11, respectively. Pulp producers’ inventories followed this same positive trend and declined during the quarter. According to PPPC, hardwood producers’ inventories adjusted as a consequence of a higher demand and dropped from 39 days in September to 34 days at the end of December

World market pulp demand totaled 43.7 million tons, 2.5% higher than 2011, despite the unfavorable macroeconomic scenario. China alone added more than 1.5 million tons of market pulp from January to November as a consequence of the new paper capacity that came on stream during the year.

This optimistic scenario allowed the implementation of price hikes during the quarter. The PIX/FOEX index indicated that hardwood prices in Europe closed December at US$776/t, increasing US$29/t from the low of US$747/t registered in the first week of October. In 2012, the PIX/FOEX index for hardwood price in Europe accumulated a US$124/t increase.

Fibria’s sales totaled 5.4 million tons in 2012, which represented 12% of the global market pulp shipments. The annual sales distribution by end use and region reflected the company’s commercial strategy of focusing on market leaders that will sustain and increase their share. Sales for the tissue segment represented 54% of total sales in 2012, followed by 29% to P&W and 17% to specialty papers.

Expectations for 2013 are positive, with mature regions posting a healthier performance than in 2012. Better prospects for Chinese demand and the announcement of hardwood pulp capacity closures (the Jari mill in Brazil and the Sappi Cloquet mill in the U.S.), along with lower than previously expected new capacity hitting the market during the year are the main factors that should maintain the positive momentum for the pulp market in 2013.

Production and Sales – Pulp and Paper

				4Q12 vs	4Q12 vs			2012 vs
Production (‘000 t)	4Q12	3Q12	4Q11	3Q12	4Q11	2012	2011	2011
Pulp	1,370	1,322	1,299	4%	6%	5,299	5,184	2%
Paper	—	—	—	—	—	—	93	—
Sales Volume (‘000 t)
Domestic Market Pulp	141	127	133	10%	6%	531	508	5%
Export Market Pulp	1,369	1,141	1,275	20%	7%	4,826	4,633	4%
Total Pulp	1,510	1,268	1,408	19%	7%	5,357	5,141	4%
Domestic Market Paper	—	—	—	—	—	—	88	—
Export Market Paper	—	—	—	—	—	—	12	—
Total Paper	—	—	—	—	—	—	100	—
Total sales	1,510	1,268	1,408	19%	7%	5,357	5,241	2%

Fibria’s pulp production reached 1,370 thousand tons in 4Q12, a record for quarterly production since the Company was founded in 2009(2) and up 4% and 6% over 3Q12 and 4Q11, respectively. This result was driven by the increased operating efficiency achieved at Fibria’s units. The 4% quarter-on-quarter increase was also influenced by the lack of scheduled maintenance downtimes in the quarter. The 4Q12 performance contributed to a new annual production record of 5,299 thousand tons, up 2% over the 5,184 thousand tons in 2011.

As a consequence of the increased production volume and Chinese demand, Fibria’s sales grew 19% over 3Q12 to 1,510 thousand tons. Year-on-year, North America grew in the sales mix to 30%, up from 26% in 3Q12 and 24% in

(2)  Excluding Conpacel and Guaíba production in 2009 and 2010.

4Q11 due to increased Asian demand in 4Q11. Exports represented 91% of the total pulp sales in the quarter. In the year, Fibria’s sales reached 5.4 million tons, another record for the Company, with Europe representing 41% of the total sales volume, as compared to 42% in 2011.

Fibria’s pulp sales were greater than production in the quarter, significantly reducing pulp inventories to close the year at 690 thousand tons or 46 days, a 17% decrease as compared to the 828 thousand tons or 56 days in 3Q12 and an 8% decline over 4Q11’s 746 thousand tons or 50 days. This inventory level is also below the 2012 average of 52 days.
The calendar below shows the scheduled maintenance downtimes for Fibria’s units in 2013.

Fibria’s Maintenance Downtimes Schedule – 2013

Mill	Jan	Feb	Mar	May	Jun	Jul	Aug
Aracruz “A”
Aracruz “B”
Aracruz “C”
Jacarel
Três Lagoas
Veracel

For 2013, Fibria changed its annual scheduled maintenance plan. Under the new plan, the downtime at the Aracruz Unit’s C mill will occur in the first quarter rather than the second quarter, as was the case in 2012. This change will not affect the Company’s annual pulp production.

Results Analysis

				4Q12 vs	4Q12 vs			2012 vs
Net Revenues (R$ million)	4Q12	3Q12	4Q11	3Q12	4Q11	2012	2011	2011
Domestic Market Pulp	147	135	123	9%	19%	508	486	5%
Export Market Pulp	1,688	1,403	1,257	20%	34%	5,598	4,981	12%
Total Pulp	1,835	1,538	1,380	19%	33%	6,106	5,467	12%
Domestic Market Paper	—	—	—	—	—	—	296	—
Export Market Paper	—	—	—	—	—	—	28	—
Total Paper	—	—	—	—	—	—	324	—
Subtotal Pulp and Paper	1,835	1,538	1,380	19%	33%	6,106	5,791	5%
Portocel	18	18	19	-2%	-5%	68	63	8%
Total	1,853	1,556	1,399	19%	33%	6,174	5,854	5%

A record for the period, total net revenue was R$1,853 million in 4Q12, increasing 19% over 3Q12 mainly as a result of the 19% increase in pulp sales volume. The 33% year-on-year increase in revenue is explained not only by the 7% greater sales volume, but also by the 24% higher average net price in reais, in turn the result of the recovery of the pulp price in dollars and the dollar’s average appreciation against the real of 14%. In the year, net revenue increased 5% due to the 4% rise in sales volume and the 7% higher average net pulp price in reais, in turn due to the dollar’s 17% appreciation in the period. These effects offset the absence of R$324 million in revenues from the paper business in 2011, with the Piracicaba Unit sold in September of that year. Excluding this effect, total net revenue in 2012 would have increased 12% over 2011.

The cost of goods sold (COGS) of R$1,479 million expanded 16% and 10% as compared to 3Q12 and 4Q11, respectively, chiefly due to the increased pulp sales volume and the impacts of inventory turnover, reflecting the higher cash cost of the 3Q12. In 2012, COGS increased R$113 million or 2% over the previous year to R$5,237 million, driven by: (i) the 4% increase in pulp sales volume and (ii) the average dollar’s 17% appreciation against the real. These effects were partially offset by the absence of COGS from the paper business due to the sale of the Piracicaba Unit in September of 2011.

The cash cost of pulp production in 4Q12 was R$446/t, down 9% as compared to 3Q12, mainly due to the lack of scheduled maintenance downtimes in the fourth quarter. Year-on-year, cash cost remained practically stable, increasing 0.7%. Cash cost in 2012 was R$473/t, R$2/t higher than in 2011 in a period when Brazilian inflation according to the IPCA was 5.8% and the dollar appreciated 17% against the real. These results demonstrate that Fibria’s cost control and operating efficiency initiatives were effective in stabilizing cash cost and offsetting both macroeconomic variables. The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

Pulp Cash Cost	R$/t
3Q12	491
Higher labor costs (annual labor agreement)	5

Exchange rate	1

Maintenance downtimes	(35)

Lower consumption of raw materials (chemicals and energy) - higher operating stability	(8)

Lower consumption of wood - higher operating stability	(7)

Wood cost (lower forest-mill distance - 4Q12: 163 km | 3Q12: 174 km)	(2)

Others	1

4Q12	446

Pulp Cash Cost	R$/t
4Q11	443
Exchange rate	9

Higher expenditure on chemicals and energy (price)	9

Wood cost (higher third party wood: 4Q12: 7% vs 4Q11: 5%)	5

Lower consumption of raw materials (wood, chemicals and energy) - higher operating stability	(13)

Volume	(6)

Others	(1)

4Q12	446

Sales expenses totaled R$73 million in 4Q12, down 3% quarter-on-quarter, mainly because of a partial reversal of a provision for doubtful accounts in the quarter and the reduced expenses with terminals (domestic and offshore). These effects offset the increase due to the greater sales volume (19%). Year-on-year, sales expenses fell R$17 million or 19% as a result of: (i) the constitution of a provision for doubtful accounts in the amount of R$15 million in 4Q11, (ii) lower expenses with domestic and offshore terminals and (iii) the partial reversal of the provision in 4Q12, as mentioned above, which offset the higher sales volume (7%) and the dollar’s appreciation against the real (14%). When compared to 2011, the stability verified in this line is mostly explained by the R$15 million provision recorded in 2011.

Administrative expenses held stable in relation to 3Q12 at R$78 million. The 5% year-on-year reduction was primarily explained by the lesser expenditures with third party services under cost control initiatives, as announced previously. In the year, administrative expenses totaled R$286 million, down 8% over the R$310 million in 2011. This result is explained by expenses with indemnifications and charges incurred in 2011 as part of the organizational restructuring process, in addition to the reduction in third party services and travel in 2012.

Other operating revenues (expenses) posted revenue of R$137 million in 4Q12, as compared to an expense of R$17 million in 3Q12. Quarter-on-quarter, this improvement was largely due to the tax credit (Crédito-Prêmio IPI) in the amount of R$93 million and the fair value of biological assets of R$32 million. As compared to 4Q11, the 6% decline in revenue is explained by the R$140 million variation in the fair value of biological assets in that quarter, compared to just R$32 million in 4Q12. In 2012, this line totaled R$354 million, up 40% over 2011 chiefly due to the higher fair value of biological assets in the year at R$298 million against R$146 million in 2011. In addition, in 2012, the tax credit (Crédito-Prêmio IPI) in the amount of R$93 million partially offset the impact of the sale of the Piracicaba Unit for R$176 million in 2011.

Adjusted EBITDA totaled R$753 million in 4Q12, up 32% over 3Q12 (R$573 million), mainly due to the greater net revenue as a result of the 19% increase in sales volume. EBITDA margin reached 41% in the quarter, up 4 p.p. over 3Q12. As compared to the same period of the previous year, EBITDA increased by 93% and EBITDA margin expanded 13 p.p. It was due to the 24% higher average net price in reais and higher sales volume (7%). In 2012, Fibria’s EBITDA was R$2,253 million with margin at 36%, up 15% and 2 p.p., respectively, over 2011. This result is explained by the 4% increase in sales volume and the 7% higher pulp price in reais, partially offset by the rise in cash COGS. The graph below shows the key variations in the quarter:

(1) Includes the re-evaluation of biological assets at their market value.

Financial Result

				4Q12 vs.	4Q12 vs.			2012 vs.
(R$ million)	4Q12	3Q12	4Q11	3Q12	4Q11	2012	2011	2011
Financial Income (including hedge result)	(4)	(5)	147	-20%	-103%	(32)	(97)	-66%
Interest on financial investments	28	36	49	-22%	-42%	152	180	-15%
Hedging(1)	(32)	(41)	98	-22%	—	(184)	(277)	-34%
Financial Expenses	(165)	(166)	(174)	-1%	-5%	(682)	(660)	3%
Interest - loans and financing (local currency)	(48)	(46)	(48)	4%	1%	(192)	(186)	4%
Interest - loans and financing (foreign currency)	(117)	(120)	(126)	-3%	-7%	(490)	(474)	-3%
Monetary and Exchange Variations	(58)	(52)	(95)	12%	-39%	(735)	(936)	-21%
Foreign Exchange Variations - Debt	(52)	(45)	(98)	16%	-47%	(804)	(1,036)	-22%
Foreign Exchange Variations - Other	(6)	(7)	3	-14%	—	69	100	-31%
Other Financial Income / Expenses(2)	(33)	(170)	(20)	-81%	65%	(247)	(176)	40%
Net Financial Result	(260)	(393)	(142)	-34%	84%	(1,696)	(1,869)	-9%

(1) Change in the marked to market (4Q12: -R$273 million | 3Q12: -R$256 million) added to received and paid adjustments.

(2) Includes financial charges from 2020 Senior Notes Tender Offer in 3Q12

Financial revenue from interest on marketable securities was R$28 million, down 22% quarter-on-quarter, mainly due to (i) the lower volume of cash in local currency, down from 64% in 3Q12 to 58%, and (ii) reduced average return as a result of the decline in the CDI, which was 7.08% p.a. in 4Q12 but 7.76% p.a. in 3Q12. Year-on-year, the 42% fall is primarily explained by the reduced return due to the lower CDI rate, which was 11.31% p.a. in 4Q11, as the cash balance in reais was stable at 58%. Hedge operations resulted in a negative R$32 million with a R$15 million cash impact and the remaining R$17 million impact due to the negative variation of the fair value of the derivatives.

Financial expenses with interest on loans and financing totaled R$165 million in 4Q12, stable over 3Q12. Year-on-year, these expenses fell 5% or R$9 million as a result of the reduction in dollar-denominated debt in July of 2012 with the buy-back of part of the 2020 Eurobonds in the amount of US$514 million. The savings with servicing the debt from this early settlement were partially offset by the higher average dollar in the period.

Foreign exchange losses on dollar-denominated debt, which represents 93% of gross debt, were R$52 million, up R$7 million over the previous quarter as a result of the dollar’s 0.6% appreciation against the real in the period, compared to a 0.5% appreciation of the real against the dollar in the previous quarter. The 47% year-on-year decline was due to the dollar’s 1% appreciation against the real in that period - as opposed to 0.6% in 4Q12 - which was applicable over a higher debt amount and, therefore, resulted in an expense of R$98 million.

Other financial revenue (expense) totaled a R$33 million expense, down R$137 million as compared to 3Q12, primarily due to financial and accounting effects from the buy-back of the 2020 Eurobonds in that period. When compared to 4Q11, the reduction is explained mainly by the financial effects incurred with the early settlement of a debt.

On December 31, 2012 the marked-to-market financial derivatives position was negative at R$273 million, as opposed to negative R$256 million on September 30, 2012, for a negative variation of R$17 million. Of the derivatives, R$25 million represent operating hedge and R$248 million, debt hedge. The more negative fair value as compared to 3Q12 was mainly explained by the settlement of a swap that was used to hedge a debt that was settled early in 4Q12. The cash impact of operations that matured in the period was negative R$15 million. Thus, the impact on financial result in the quarter was R$ 32 million. The table below shows the hedge positions at the end of December 2012:

Swaps		Notional				Fair Value
Debt Hedging	Maturity	Dec/12		Sep/12		Dec/12		Sep/12
Receive
Yen Fixed (1)*	Jan-14		¥—		¥4,755	R$	—	R$	136
US Dollar Libor (2)	May-19		$564		$590	R$	1,153	R$	1,199
Brazilian Real CDI (3)	Aug-20	R$	551	R$	556	R$	706	R$	701
Brazilian Real TJLP (4)	Jun-17	R$	570	R$	600	R$	572	R$	581
Brazilian Fixed (5)	Dec-17	R$	183	R$	189	R$	171	R$	173

Receive Total (A)						R$	2,603	R$	2,790

Pay
US Dollar Fixed (1)*	Jan-14		$—		$45	R$	—	R$	(106)
US Dollar Fixed (2)	May-19		$564		$590	R$	(1,162)	R$	(1,209)
US Dollar Fixed (3)	Aug-20		$306		$309	R$	(785)	R$	(762)
US Dollar Fixed (4)	Jun-17		$350		$368	R$	(720)	R$	(724)
US Dollar Fixed (5)	Dec-17		$98		$101	R$	(184)	R$	(186)

Pay Total (B)						R$	(2,851)	R$	(2,987)
Net (A+B)						R$	(248)	R$	(197)

Operational Hedging
Forward Contract
Short USD Position
NDF (Dollar)	up to 12M		$170		$321	R$	(26)	R$	(53)

Forward Total (c)						R$	(26)	R$	(53)

Option
Zero Cost Collar	up to 12M		$410		$112	R$	1	R$	(6)

Option Total (D)						R$	1	R$	(6)

Net (A+B+C+D)						R$	(273)	R$	(256)

* Parity Brazilian Real / Japanese Yen Dec/12: 0,02372 | Sep/12: 0,02606

The derivative instruments used by the Company seek to transform debt in other currencies to debt in dollars, or a floating-rate debt into pre-fixed debt. Thus, all active points are matched with the flows of the respective hedged debts. The financial instruments were contracted in accordance with the parameters in the Market Risk Management Policy and are conventional without leverage or stipulations for margin calls, duly registered with the Securities Clearinghouse (CETIP), and cash adjustments are only recognized upon the contract’s maturity and amortizations.

In the quarter, the notional value of NDFs was reduced, offset by the increased notional value of dollar options (zero cost collar). Zero cost collar operations have become more attractive than NDFs in the current foreign exchange scenario, especially with the dollar’s reduced volatility, as it allows the Company to lock in an exchange rate at the same time that it minimizes negative impacts should the real fall sharply. This feature allows Fibria to capture greater benefits in export revenues in the event that the dollar appreciates and, at the same time, protects it from a falling dollar. Fibria’s hedge strategy seeks to protect against foreign exchange volatility with lower probability of occurrence and is in line with the Market Risk Management Policy.

Net Income

Net income in 4Q12 reached R$48 million, compared to a loss of R$212 million in 3Q12. This variation was chiefly explained by (i) the improved operating result due to the higher sales volume; (ii) the reduced financial losses, in turn explained by the financial effect of the Eurobond tender offer recorded in 3Q12; and (iii) the tax credit (Crédito-Prêmio IPI) in the amount of R$93 million. As compared to 4Q11, when the Company posted losses of R$358 million, the variation is explained by (i) the recovery of the pulp price in reais (higher price in dollar and the dollar’s appreciation against the real); and (ii) the higher sales volume; which offset (iii) the lower financial result in 4Q12. In 2012, Fibria posted losses of R$698 million, chiefly due to the negative financial result of R$1,696 million due to the dollar’s 9% appreciation in the period over the dollar-denominated debt, which was 93% of total debt. Nonetheless, compared to 2011, losses were 20% less as a result of (i) the improved operating result, as mentioned above; (ii) the lesser financial losses in 2012; (iii) a greater variation in the fair value of biological assets; partially offset by the sale of the Piracicaba Unit that positively contributed R$176 million in 2011.

 Analyzing income from the perspective of cash earnings, which excludes the effects of depreciation, depletion and monetary and foreign exchange variations, among others (see page 22 for the reconciliation), there were increases of 25% and 49% quarter-on-quarter and year-on-year, respectively. This result is due to the Company’s improved operating performance in 4Q12, which saw higher net revenue, offset by higher cash COGS, as explained above. The graph below shows the main factors that influenced net income in 4Q12, starting with EBITDA in the period.

Debt

					Dec/12 vs		Dec/12 vs
	Unit	Dec/12	Sep/12	Dec/11	Sep/12		Dec/11
Total Gross Debt	R$million	10,768	10,955	11,324	-2%		-5%
Gross Debt in R$	R$million	796	720	947	11%		-16%
Gross Debt in US$ (1)	R$million	9,972	10,235	10,378	-3%		-4%
Average maturity	months	63	65	73	-2		-10
Short-term portion	%	11%	10%	10%	1	p.p.	1	p.p.
Cash denominated in R$	R$million	1,927	1,710	1,703	13%		13%
Cash denominated in US$	R$million	1,369	944	357	45%		283%
Hedge marked to market	R$million	(273)	(256)	(214)	7%		27%
Total Cash (2)	R$million	3,023	2,398	1,846	26%		64%
Net Debt	R$million	7,745	8,557	9,478	-9%		-18%
Net Debt/EBITDA	x	3.4	4.5	4.8	-1.1		-1.4
Net Debt/EBITDA (US$)(3)	x	3.3	4.2	4.2	-0.9		-0.9

(1) Includes BNDES index and other BRL Pre Fixed (BRL to USD) swaps contracts

(2) Includes the hedge fair value

(3) Metric to verify fulfillment of the covenants

Gross debt on December 31, 2012 was R$10,768 million, 2% and 5% less than in Sep/12 and Dec/11, respectively. The graph below shows the debt-related transactions in the quarter:

Of the total gross debt, 93% was dollar-denominated. The average cost of bank debt in domestic currency as of Dec/12 was 7.5% p.a., compared to 8.1% p.a as of Sep/12 and 9.1% p.a. as of Dec/11, and the cost in dollars was 5.2% p.a. (Sep/12: 5.2% | Dec/11: 5.5%). The graphs below show Fibria’s debt by instrument, index and currency:

The average maturity was 63 months at the end of Dec/12, compared to 65 months as of Sep/12. When compared to Dec/11, the 10-month reduction in the average maturity is explained by the payment of part of the senior notes in July 2012, whose maturity was in 2020. The graph below shows the amortization schedule of Fibria’s total debt:

Fibria’s cash position on December 31 was R$3,023 million, including the negative R$273 million mark-to-market of hedge instruments. Excluding the mark-to-market impact of this total, 58% was invested in domestic currency in fixed-income public bonds and the remainder, in short- and medium-term investments abroad. The Company’s cash position was 2.6x its short term debt (principal and interest), reinforcing its capacity to fulfill its obligations for the next 12 months. Net debt on December 31 was R$7,745 million, the lowest since Fibria’s creation. The graph below shows the evolution of the net debt/EBITDA indicator:

CAPEX

				4Q12 vs	4Q12 vs			2012 vs
(R$ million)	4Q12	3Q12	4Q11	3Q12	4Q11	2012	2011	2011
Industrial Expansion	1	—	1	—	-29%	4	26	-84%
Forest Expansion	16	17	26	-1%	-37%	66	128	-49%
Subtotal Expansion	17	17	27	1%	-36%	70	154	-55%
Safety/Environment	9	13	22	-33%	-61%	47	62	-23%
Forestry Renewal	159	183	158	-13%	0%	653	624	5%
Advance for wood purchase (partnership program)	10	16	51	-34%	-80%	77	176	-56%
Maintenance, IT, R&D, Modernization	55	41	57	34%	-3%	166	310	-46%
Subtotal Maintenance	233	253	288	-8%	-19%	943	1,172	-20%
50% Veracel	17	16	25	4%	-33%	65	90	-28%
Total Capex	267	286	340	-7%	-22%	1,078	1,416	-24%

Capital expenditures (CAPEX) in the quarter totaled R$267 million. CAPEX fell R$19 million or 7% as compared to 3Q12, mainly due to reduced expenses with forest renewal, offset by higher investments in (i) maintenance of forestry and industrial equipment; and (ii) greater investment in research and development.  The 22% decline as compared to 4Q11 is in large part explained by the reduced investments in forest partner programs and expansion. CAPEX for 2012 was R$1,078 million, in line with the guidance, while 24% less than in 2011. This variation is explained by (i) the decrease in maintenance and modernization, in turn the result of investments made in 2011 to the Aracruz Unit’s mill A bleaching line; (ii) the scaled back forest partnership program; and (iii) austerity measures implemented by the Company, thought without compromising the competitiveness of its operations.

For 2013, Management has approved a capital budget of R$1,244 million. The 15% increase over 2012 is explained by the non-recurring investment of greater forest renewal at the Aracruz Unit and the foreign exchange and inflation impacts. Fibria will continue to pursue its CAPEX control targets, as well as implement projects to reduce costs and CAPEX in the coming years.

Working Capital

The positive R$115 million in working capital in 4Q12 as compared to negative R$17 million in 3Q12 and positive R$92 million in 4Q11 was chiefly due to the reduced pulp inventories and an increase in receivable discount operations that proved to be adequate in terms of costs for the Company. From the total receivable discount operations recorded in 4Q12, approximately R$100 million are non-recurring over the coming year. In 2012, Fibria’s working capital was positive R$236 million, compared to negative R$178 million in 2011, also the result of receivable discount operations and reduced pulp inventories.

Free Cash Flow

(R$ million)	4Q12	3Q12	4Q11	2012	2011
EBITDA	753	573	390	2,253	1,981
(-) Capex including advance for wood puchase	(267)	(286)	(340)	(1,078)	(1,416)
(-) Dividends	—	—	—	—	(264)
(-) Interest (paid)/received	(158)	(111)	(170)	(520)	(424)
(-) Income tax	(11)	3	(1)	(15)	(4)
(+/-) Working Capital	115	(17)	92	236	(178)
(+/-) Others	(33)	(5)	17	(40)	(28)
Free Cash Flow	399	157	(12)	836	(333)

(1) 2011 adjusted EBITDA considers Conpacel’s results fo R$ 17 million

(2) Includes the net present value adjustment of the accounts payable related to the Aracruz Acquistion in 2011 in the amount of R$ 41 million

(2) Does not include the sale of assets and the equity acquisition of Ensyn

Fibria’s free cash flow totaled R$399 million in 4Q12, compared to R$157 million in 3Q12 and negative R$12 million in 4Q11. The positive quarter-on-quarter and year-on-year variations are chiefly explained by the higher EBITDA, lower CAPEX and reduced investment in working capital in the quarter. In 2012, Fibria’s free cash flow was R$836 million, compared to the negative R$333 million in 2011. In addition to the quarter-on-quarter variation, there was also the absence of dividend payments in 2012.

Capital Market

Equity:

Fibria’s shares appreciated 63% in 2012, closing at R$22.57. In the same period, the Ibovespa appreciated 7% to close the year at 60,952 points. The average daily trading volume of Fibria’s shares was approximately 3.5 million shares, 11% over 2011.

Fixed Income:

Yield	Unit	4Q12	3Q12	4Q11	4Q12 vs. 3Q12		4Q12 vs. 4Q11
Fibria 2019%		6.9	7.0	8.0	-0.1	p.p.	-1.1	p.p.
Fibria 2020%		5.6	5.8	7.8	-0.2	p.p.	-2.2	p.p.
Fibria 2021%		5.1	5.6	8.1	-0.5	p.p.	-3.0	p.p.
Treasury 10 Years	%	1.8	1.6	2.0	0.2	p.p.	-0.2	p.p.

Price	Unit	4Q12	3Q12	4Q11	4Q12 vs. 3Q12		4Q12 vs. 4Q11
Fibria 2021	USD/k	112.6	112.4	107.3	0%		5%
Fibria 2020	USD/k	111.3	109.6	97.9	2%		12%
Fibria 2021	USD/k	110.8	107.4	91.3	3%		18%

Class Action

In November of 2008, a private class action lawsuit was filed against the Company and some of its executives on behalf of possible buyers of ADRs between April 7 and October 2, 2008. This suit claims violations of the Securities Exchange Act as the Company allegedly disclosed insufficient information regarding losses in certain derivatives operations.

In December of 2012, the Board of Directors approved an agreement under which the Company and co-defendants agreed to pay a total of US$37.5 million (equivalent to R$76.6 million as of December 2012) to ADR holders during the period applicable under the lawsuit. Fibria has Directors and Officers (D&O) insurance with coverage extended to the Company to cover a significant amount of this disbursement, such that its impact on the Company is minimal.

Tax Assessment Notice

In December of 2012, the Company received a tax assessment notice from the Brazilian Federal Revenue Service regarding income tax and social contribution in the amount of R$1,666 million, of which R$556 million as principal and R$1,110 million in fines and interest. The amount updated through December 31, 2012 was R$ 1,683 million. The Tax Authorities inquire a probable gain of capital in operation made on February 2007, in which the Company executed an agreement with International Paper for the swap of industrial and forestry assets between both companies. On January 9, 2013 the Company filed an appeal on the Brazilian Federal Revenue Service Delegacy. Based on the position of Company’s internal and external legal advisors, the probability of loss is possible and no provision has been recorded with respect thereto.

Long Term Goals

In 2012, Fibria announced its Long Term Sustainability Goals to be met by 2025, as shown below:

(i)	Reduce area necessary for pulp production by one third
(ii)	Double carbon sequestration
(iii)	Promote environmental recovery of 40 thousand hectares of proprietary lands between 2012 and 2025
(iv)	Reduce industrial waste sent to landfills by 91%
(v)	Reach 80% approval rating in neighboring communities
(vi)	Help communities become self-sustainable in 70% of income generation projects supported by the company

The goal of reducing the area necessary for pulp production is directly related to the elevation of the average annual pulp increase, as shown in the graph below. Reaching this goal by 2025 will gradually bring significant gains for the Company, especially in the CAPEX and OPEX lines.

Appendix I — Revenues x Volume X Price*

	Tonnes		Net Revenue - R$ 000		Price - R$/Ton		4Q12 vs. 3Q12
4Q12 x 3Q12	4Q12	3Q12	4Q12	3Q12	4Q12	3Q12	Tonnes	Revenue	Average Price
Pulp
Domestic Sales	140,558	127,499	147,126	134,508	1,047	1,055	10.2	9.4	(0.8)
Foreign Sales	1,369,481	1,140,737	1,687,576	1,403,178	1,232	1,230	20.1	20.3	0.2
Total	1,510,039	1,268,236	1,834,702	1,537,686	1,215	1,212	19.1	19.3	0.2

	Tonnes		Net Revenue - R$ 000		Price - R$/Ton		4Q11 vs. 4Q11
4Q12 x 4Q11	4Q12	4Q11	4Q12	4Q11	4Q12	4Q11	Tonnes	Revenue	Average Price
Pulp
Domestic Sales	140,558	133,229	147,126	123,461	1,047	927	5.5	19.2	13.0
Foreign Sales	1,369,481	1,275,101	1,687,576	1,256,954	1,232	986	7.4	34.3	25.0
Total	1,510,039	1,408,330	1,834,702	1,380,415	1,215	980	7.2	32.9	24.0

	Tonnes		Net Revenue - R$ 000		Price - R$/Ton		2012 vs. 2011
2012 X 2011	2012	2011	2012	2011	2012	2011	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated		12,863		23,857		1,855
Coated		31,129		64,265		2,064
Special/Other		44,189		208,310		4,714
Total		88,181		296,432		3,362
Foreign sales
Uncoated		4,406		8,113		1,841
Special/Other		7,764		19,577		2,522
Total		12,170		27,690		2,275
Total Papel		100,352		324,122		3,230
Pulp
Domestic Sales	530,566	507,559	508,533	486,248	958	958	5	4.5	—
Foreign sales	4,825,990	4,633,402	5,597,725	4,980,569	1,160	1,075	4	12.4	7.9
Total Total	5,356,556	5,140,961	6,106,258	5,466,818	1,140	1,063	4	11.7	7.2
Total Domestic sales	530,566	595,740	508,533	782,680	958	1,314	(11)	(35.0)	(27.0)
Total Foreign sales	4,825,990	4,645,573	5,597,725	5,008,260	1,160	1,078	4	11.8	7.6
Total	5,356,556	5,241,314	6,106,258	5,790,940	1,140	1,105	2.2	5.4	3.2

*Does not include Portocel

Appendix II – Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)

	4Q12		3Q12		4Q11		4Q12 vs.	4Q12 vs.
	R$	AV%	R$	AV%	R$	AV%	3Q12	4Q11
Net Revenue	1,853	100%	1,556	100%	1,399	100%	19%	33%
Domestic Sales	166	9%	153	10%	142	10%	8%	17%
Foreign Sales	1,688	91%	1,403	90%	1,257	90%	20%	34%
Cost of sales	(1,479)	-80%	(1,280)	-82%	(1,340)	-96%	16%	10%
Cost related to production	(1,274)	-69%	(1,109)	-71%	(1,144)	-82%	15%	11%
Freight	(205)	-11%	(171)	-11%	(197)	-14%	20%	4%
Operating Profit	374	20%	276	18%	58	4%	35%	544%
Selling and marketing	(73)	-4%	(75)	-5%	(90)	-6%	-3%	-19%
General and administrative	(78)	-4%	(78)	-5%	(82)	-6%	0%	-5%
Financial Result	(260)	-14%	(393)	-25%	(142)	-10%	-34%	83%
Equity	(0)	0%	(0)	0%	0	0%	—%	—%
Other operating (expenses) income	137	7%	(17)	-1%	146	10%	—%	-6%
Operating Income	100	5%	(287)	-18%	(110)	-8%	-135%	-191%
Current Income taxes expenses	(28)	1%	(6)	0%	(6)	0%	356%	361%
Deffered Income taxes expenses	(24)	-1%	81	5%	(242)	-17%	—	-90%
Net Income (Loss)	48	3%	(212)	-14%	(358)	-26%	—	—
Net Income (Loss) attributable to controlling equity interest	47	3%	(215)	-14%	(360)	-26%	—	—
Net Income (Loss) attributable to non-controlling equity interest	2	0%	2	0%	2	0%	-34%	-32%
Depreciation, amortization and depletion	509	27%	433	28%	494	35%	18%	3%
EBITDA	870	47%	539	35%	526	38%	61%	65%
Fair Value of Biological Assets	(32)	-2%		0%	(140)	-10%
Fixed Assets disposals	(18)	-1%	9	1%	(12)	-1%
Accruals for losses on ICMS credits	27	1%	25	2%	16	1%
Tax Incentive denominated “Crédito Prêmio de IPI”	(93)	-5%		0%	—	0%
EBITDA adjusted (*)	753	41%	573	37%	390	28%	32%	93%

Income Statement - Consolidated (R$ million)

	Jan -Dec 2012		Jan -Dec 2011		2012 vs.
	R$	AV%	R$	AV%	2011
Net Revenue	6,174	100%	5,854	100%	5%
Domestic Sales	578	9%	844	14%	-31%
Foreign Sales	5,596	91%	5,011	86%	12%
Cost of sales	(5,237)	-85%	(5,124)	-88%	2%
Cost related to production	(4,545)	-74%	(4,513)	-77%	1%
Freight	(692)	-11%	(611)	-10%	13%
Operating Profit	937	15%	730	12%	28%
Selling and marketing	(298)	-5%	(295)	-5%	1%
General and administrative	(286)	-5%	(310)	-5%	-8%
Financial Result	(1,696)	-27%	(1,869)	-32%	-9%
Equity	(1)	0%	(0)	0%	—
Other operating (expenses) income	354	6%	253	4%	40%
LAIR	(990)	-16%	(1,491)	-25%	-34%
Current Income taxes expenses	(42)	-1%	68	1%	—
Deffered Income taxes expenses	334	5%	314	5%	6%
Discontinued operations
Net income (loss) from discontinued operations			365
Financial Result
Income tax/Social contribution			(124)
Net Income (Loss)	(698)	-11%	(868)	-15%	-20%
Net Income (Loss) attributable to controlling equity interest	(705)	-11%	(872)	-15%	-19%
Net Income (Loss) attributable to non-controlling equity interest	7	0%	5	0%	35%
Depreciation, amortization and depletion	1,848	30%	1,839	31%	0%
EBITDA	2,555	41%	2,582	44%	-1%
Fair Value of Biological Assets	(298)	-5%	(146)	-2%	104%
Property, Plant and Equipment disposal	(1)	0%	(21)	0%	-96%
Accruals for losses on ICMS credits	90	1%	59	1%	52%
Assets disposal results			(533)	-9%
Tax Incentive denominated “Crédito Prêmio de IPI”	(93)	-2%
Settlement of Pension Plan - ARUS			9	0%
Allowance for doubtful accounts			31	1%
EBITDA adjusted (*)	2,253	36%	1,981	33%	14%
Profit from discontinued operations			(17)
EBITDA Pro forma	2,253	36%	1,964	34%	15%

(*) EBITDA margin calculated based on quarter revenue with Conpacel and KSR (R$ 5,920 million)

Appendix III – Balance Sheet

BALANCE SHEET (R$ million)

ASSETS	DEC/ 12	SEP/ 12	DEC/ 11
CURRENT	6,246	5,929	5,296
Cash and cash equivalents	944	643	382
Securities	2,352	2,012	1,678
Derivative instruments	18	14	32
Trade accounts receivable, net	755	755	945
Inventories	1,183	1,334	1,179
Recoverable taxes	209	279	328
Assets avaiable for sale	500	803	644
Others	195	89	108
NON CURRENT	2,629	3,170	2,711
Derivative instruments	26	64	43
Deferred income taxes	868	1,519	992
Recoverable taxes	658	591	677
Fostered advance	740	745	761
Others	336	252	238

Investments	41		8
Property, plant & equipment , net	11,175	11,334	11,841
Biological assets	3,326	3,311	3,264
Intangible assets	4,717	4,740	4,809

TOTAL ASSETS	28,133	28,485	27,929

LIABILITIES	DEC/ 12	SEP/ 12	DEC/ 11
CURRENT	2,475	2,085	1,861
Short-term debt	1,138	1,131	1,092
Derivative Instruments	54	82	164
Trade Accounts Payable	436	398	374
Payroll and related charges	129	132	134
Tax Liability	41	31	53
Dividends and Interest attributable to capital payable	2	0	2
Liabilities related to the assets held for sale	470	200	—
Others	205	112	142
NON CURRENT	10,485	11,253	11,428
Long-term debt	9,630	9,824	10,232
Accrued liabilities for legal proceedings	105	91	102
Deferred income taxes , net	228	850	740
Tax Liability	78	78	77
Derivative instruments	264	252	125
Others	161	159	153
SHAREHOLDERS’ EQUITY - Controlling interest	15,156	15,109	14,511
Issued Share Capital	9,729	9,729	8,379
Capital Reserve	3	3	3
Statutory Reserve	3,816	3,789	4,520
Equity valuation adjustment	1,619	1,019	1,619
Treasury stock	(10)	(10)	(10)
Non controlling interest	37	37	29
TOTAL SHAREHOLDERS’ EQUITY	15,193	15,147	14,540
TOTAL LIABILITIES	28,133	28,485	27,929

Appendix IV – Cash Flow

CASH FLOW STATEMENT (R$ million)

	4Q12	3Q12	4Q11	2012	2011

NET INCOME (LOSS) BEFORE INCOME TAXES	100	(287)	(110)	(990)	(1,126)
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	509	433	501	1,848	1,884
(+) Foreign exchange and unrealized (gains) losses, net	58	52	95	735	936
(+) Fair value of financial instruments	32	41	(98)	184	277
(+) Fair value of biological assets	(32)		(140)	(298)	(146)
(+) Gain (loss) on disposal of investments			—		(533)
(+) Gain (loss) on disposal of Property, Plant and Equipment	(63)	(10)	(16)	(64)	(25)
(+) Payable Present value for shares acquisition					41
(+) Accrued liabilities for legal proceedings and others	(25)	57	51	107	125
(+) Interest on loan accrual	165	166	174	682	660
(+) Interest on Securities	(25)	(34)	(49)	(144)	(179)
(+) Financial charges of “Fibria 2020” Eurobonds partial repurchase transaction		151		151
Changes in operating assets:
Trade accounts receivable	8	(27)	40	247	161
Inventories	110	(4)	78	45	(148)
Recoverable taxes	(24)	62	(56)	(17)	(177)
Advance to suppliers and others	(24)	(2)	36	(21)	63
Changes in operating liabilities:
Trade Accounts Payable	40	(26)	18	58	6
Taxes on income and other taxes	(6)	(15)	(14)	(38)	(26)
Payroll, profit sharing and related charges	(3)	24	(8)	(5)	22
Others	15	(29)	(2)	(32)	(79)
Net cash provided by operating activities
Interest received from securities	21	34	28	132	199
Interest paid on loans	(179)	(146)	(198)	(651)	(582)
Taxes on income and other taxes paid	(11)	3	(1)	(15)	(4)
CASH FLOW FROM OPERATING ACTIVITIES	665	443	328	1,914	1,348
Investment activities
Property, Plant and Equipment Acquisition	(256)	(270)	(289)	(1,002)	(1,240)
Installments paid for acquisition of Aracruz					(1,482)
Advance for wood acquisition from forested operations	(10)	(16)	(51)	(77)	(176)
Securities	(335)	237	127	(661)	(57)
Revenues on Property, Plant and Equipment Sales	254	14	42	275	82
Settlement of derivative financial instruments	(15)	(74)	(20)	(126)	70
Revenue on investment sale					2,076
Advance received related to assets held for sale	270			470
Installments paid for acquisition of Ensyn	(41)			(41)
Others	(1)	(0)	1	1	(1)
CASH FLOW FROM INVESTING ACTIVITIES	(134)	(109)	(190)	(1,161)	(728)
Financing activities
Loans
Borrowings	203	512	156	864	2,707
Borrowings payment - Principal	(437)	(1,609)	(234)	(2,411)	(3,110)
Settled Dividends					(264)
Issuance of shares				1,344
Premium paid on Eurobonds repurchase transaction		(62)		(62)
Others	4	2		6	17
CASH FLOW FROM FINANCING ACTIVITIES	(230)	(1,158)	(78)	(258)	(649)
Exchange variation effect on cash and cash equivalents	0	6	3	66	(21)
Net increase (decrease) in cash and cash equivalents	301	(817)	63	562	(50)
Cash and cash equivalent at beginning of period	643	1,460	319	382	431
Cash and cash equivalent at end of period	944	643	382	944	382

Appendix V – Economic and Operating Information

								4Q12 vs	4Q12 vs	3Q12 vs	4Q11 vs
Exchange Rate (R$/US$)	4Q12	3Q12	2Q12	4Q11	3Q11	2012	2011	3Q12	4Q11	2Q12	3Q11
Closing	2.0435	2.0306	2.0213	1.8758	1.8544	2.0435	1.8758	0.6%	8.9%	0.5%	1.2%

Average	2.0569	2.0288	1.9618	1.7999	1.6339	1.9540	1.6746	1.4%	14.3%	3.4%	10.2%

				4Q12 vs		4Q12 vs
Pulp sales distribution, by region	4Q12	3Q12	4Q11	3Q12		4Q11		2012	2011	2012 vs 2011
Europe	36%	41%	35%	-5	p.p.	1	p.p.	41%	42%	-1	p.p.

North America	30%	26%	24%	4	p.p.	6	p.p.	25%	25%	0	p.p.

Asia	25%	23%	31%	2	p.p.	-6	p.p.	24%	23%	1	p.p.

Brazil / Others	9%	10%	10%	-1	p.p.	-1	p.p.	10%	10%	0	p.p.

Pulp list price per region (US$/t)	Dec-12	Nov-12	Oct-12	Sep-12	Aug-12	Jul-12	Jun-12	May-12	Apr-12	Mar-12	Feb-12
North America	830	830	830	860	860	860	860	860	820	820	770

Europe	780	780	780	800	800	800	800	800	760	760	730

Asia	670	670	670	700	700	700	700	700	670	640	605

Financial Indicators	Dec/12	Sep/12	Dec/11
Net Debt / Adjusted EBITDA (LTM*)	3.4	4.5	4.8
Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4
Cash + EBITDA (LTM*) / Short-term Debt	4.5	3.9	3.6

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	4Q12	3Q12	4Q11	2012	2011
Net Income (Loss) before income taxes	100	(287)	(110)	(990)	(1,128)
(+) Depreciation, depletion and amortization	509	433	501	1,848	1,884
(+) Foreign exchange and unrealized (gains) losses, net	58	52	95	735	936
(+) Fair value of financial instruments	32	41	(98)	184	277
(+) Fair value of biological assets	(32)	—	(140)	(298)	(146)
(+) Gain (loss) on disposal of Investment	—	—	—	—	(533)
(+) Gain (loss) on disposal of Property, Plant and Equipment	(63)	(10)	(16)	(64)	(25)
(+) Debt present value adjustment - shares acquisition	—	—	—	—	41
(+) Accrued liabilities for legal proceedings and others	(25)	57	51	107	125
(+) Interest on loan accrual	165	166	174	682	660
(+) Interest on Securities, net	(25)	(34)	(49)	(144)	(179)
(+) Financial charges on 2020 senior notes tender offer	—	151	—	151	—
Cash earnings (R$ million)	719	569	408	2,212	1,013
Outstanding shares (million)	554	554	468	554	468
Cash earnings per share (R$)	1.3	1.0	0.9	4.0	4.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO